FARMLAND PARTNERS INC.

4600 S. Syracuse Street, Suite 1450

Denver, CO 80237

May 1, 2018

VIA EDGAR

Coy Garrison

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re: Farmland Partners Inc.

Registration Statement on Form S-3 (File No. 333-224384)

Dear Mr. Garrison:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Farmland Partners Inc. (the “Registrant”) hereby requests acceleration of effectiveness of its registration statement on Form S-3 (File No. 333-224384) to 9:00 a.m., Eastern Time, on May 3, 2018, or as soon as practicable thereafter.

The Registrant requests that it be notified of such effectiveness by a telephone call to Justin R. Salon, the Company’s counsel at Morrison & Foerster LLP, at (202) 887-8785.

Very truly yours,

Farmland Partners Inc.

By:	/s/ Luca Fabbri
Name:	Luca Fabbri
Title:	Chief Financial Officer